CM 3/17

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04003283

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49137

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT INDENTIFICATION

NAME OF BROKER-DEALER: **PINNACLE INVESTMENTS, INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5710 COMMONS PARK DRIVE
(No. and Street)

EAST SYRACUSE (City) **NEW YORK** (State) **13214** (Zip Code)

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DANIEL F. RAITE, VICE PRESIDENT **(315) 251-1101**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name - if individual, state last, first, middle name)

135 DEWITT STREET (Address) **SYRACUSE** (City) **NEW YORK** (State) **13203** (Zip Code)

PROCESSING SECTION
FEB 27 2004

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Daniel F. Raite, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pinnacle Investments, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Vice President

Title

Notary Public

Shirley L. Given #4799500
Notary Public State of New York
Onondaga County
Expires 3/30/07

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal accounting control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PINNACLE INVESTMENTS, INC.

EAST SYRACUSE, NEW YORK

AUDITED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

CONTENTS

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
(315) 474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Pinnacle Investments, Inc.
East Syracuse, New York

We have audited the accompanying statement of financial condition of Pinnacle Investments, Inc. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Pinnacle Investments, Inc. as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
February 2, 2004

PINNACLE INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents (Note 1)	$ 44,742
Cash deposited with clearing organization (Note 2)	35,000
Marketable securities - at market value (Notes 1 and 3)	70,668
Commissions receivable (Note 4)	49,527
Prepaid expenses	12,334
Advances to stockholders (Note 5)	102,180
Cash surrender value - life insurance	13,623
Property and equipment - net (Notes 1 and 6)	26,335
Total assets	$354,409

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities:	
Accounts payable	$ 16,245
Accrued expenses	118,295
Subordinated liabilities	250,000
Total liabilities	384,540
Stockholders' equity (deficit)	(30,131)
Total liabilities and stockholders' equity (deficit)	$354,409

A copy of the Statement of Financial Condition of the December 31, 2003 audited report of the firm pursuant to rule 17a-5 is available for examination at the principal office of the firm at East Syracuse, New York and at the regional (New York City) office of the Commission for the region in which the firm has its principal place of business.

The accompanying notes are an integral part of this financial statement

Note 1. Summary of Significant Accounting Policies

Nature of Operations

Pinnacle Investments, Inc. (the Company) is an introducing broker-dealer primarily engaged in brokerage and investment advisory services in the Central New York area. The Company uses National Financial Services Corporation (NFSC) to carry customer accounts and clear transactions. The Company, a New York corporation, is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD).

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company has balances with a financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. Cash balances are also maintained with investment companies that are not insured by the FDIC.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market funds to be cash equivalents.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Note 1. Summary of Significant Accounting Policies (continued)

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented is below their cost by approximately $49,558.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes over their estimated useful lives ranging from 5 to 7 years. When items of property and equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the financial reporting basis and income tax basis for commissions payable, investment securities and property and equipment. Deferred taxes are also recognized for operating losses that are available to offset future taxable income. The deferred tax assets and liabilities represent the future tax consequence of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred income taxes are recorded using currently enacted income tax rates applicable to the period in which the deferred tax asset of liability is expected to be realized or settled. As changes in tax laws are enacted, deferred income taxes are adjusted through the provision for income taxes in the year of the change.

Commission Income

Trading commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note 1. Summary of Significant Accounting Policies (continued)

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Note 2. Cash Deposited with Clearing Organization

The Company is required by NFSC to maintain an escrow account in the amount of $35,000, which is deposited in an account at NFSC. If the agreement between the Company and NFSC is terminated for any reason, NFSC may deduct from the escrow account any amounts the Company owes NFSC due to failure to meet any of its obligations under the agreement.

Note 3. Marketable Securities

Cost and fair market value of marketable securities at December 31, 2003 are as follows:

	Cost	Gross Unrealized Losses	Market Value
Available for sale mutual funds and equity securities	$ 120,226	$ (49,558)	$ 70,668

Note 4. Commissions Receivable and Concentrations of Credit Rick

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance by these customers and NFSC in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if a counter-party failed to perform its obligations under contractual terms and collateral held, if any, was deemed insufficient.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, NFSC extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with NFSC. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and NFSC's internal margin requirements.

Note 4. Commissions Receivable and Concentrations of Credit Rick (continued)

When a transaction is carried out on a cash basis, the Company is responsible for the failure of a customer to deliver securities sold, to make payments for securities purchased. The Company collects information when an account is opened that it deems sufficient to show that a customer can satisfy its obligations. The Company uses the direct write-off method in recognizing bad debt. There was no bad debt expense incurred during the year ended December 31, 2003.

Note 5. Advances to Stockholders

Advances to stockholders consist of loans made to shareholders payable in ten equal payments commencing on the anniversary date of the note. In the event that the borrower resigns from the employ of the Company or is terminated for any reason, the balance of the loan will become immediately due and payable, together with interest accruing from the date of the note calculated at the Federal short-term rate. If the borrower is employed as a full-time employee of the Company on the date each annual payment is due, the payment and related interest due will be forgiven. The balance of these loans at December 31, 2003 was $102,180.

Note 6. Property and Equipment - Net

A schedule of property and equipment at December 31, 2003 is as follows:

Furnishings	$ 16,108
Office equipment	74,703
Total	90,811
Accumulated depreciation	(64,476)
Property and equipment - net	$ 26,335

Depreciation expense was $11,914 for the year ended December 31, 2003.

Note 7. Commitments and Contingencies

The Company leases its office facilities and vehicles under agreements accounted for as operating leases. Rent expense was $144,560 in 2003. The minimum annual rental commitments over the next five years are as follows:

2004	$ 134,355
2005	126,498
2006	114,396
2007	100,892
Thereafter	0
Total	$ 476,141

Note 8. Margin Account Borrowings

The Company has a margin account with National Financial Services, LLC secured by investment securities. There were no borrowings on the account at December 31, 2003.

Note 9. Stockholders' Equity (Deficit)

The Company has a restricted stock bonus plan. Any employee of the Company is eligible to receive an allocation of bonus shares under the plan. The shares allocated to employees are restricted under the plan and shall not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of unless first, by written notice, the shares have been offered to the Company for repurchase at a price equal to the par value of the shares. During 2003, 15,000 Class B common stock shares were issued under the plan. At December 31, 2003, there were 8,800 shares of Class A common stock and 1,263,705 shares of Class B non-voting common stock outstanding under the plan.

Under an agreement between the two major stockholders of Class A common stock, the Company is required to redeem the shares of either of the stockholders in the event of death, disability, retirement or separation as defined in the agreement. The Company has life insurance policies on each of the stockholders, which will be used to fund a portion of the purchase price in the event of death.

Note 10. Retirement Plan

The Company has a defined contribution profit sharing plan (the Plan) which contains employee contribution provisions under Section 401(k) of the Internal Revenue Code. The Plan covers all eligible employees. The Plan requires the employee to complete one year of service and attain the age of 21. Under the provisions of the Plan, each participant may contribute up to 15% of their compensation, on a pre-tax basis, not to exceed the maximum amount allowed under Section 401(k) of the Internal Revenue Code. The employer matching is discretionary under the 401(k) provision and determined annually by the Board of Directors. In addition, the Company can make additional contributions to the profit sharing trust fund annually at the discretion of the Board of Directors. The Board of Directors elected to make no matching or profit sharing contribution for the year ended December 31, 2003.

Note 11. Income Taxes

There is a current tax provision of $325 for New York State income tax. The components of net deferred income taxes are as follows at December 31, 2003.

Deferred tax assets	$ 34,050
Deferred tax liabilities	(2,460)
Deferred tax valuation allowance	(31,590)
Total	$ 0

The Company has net operating loss carryforwards of approximately $97,250 at December 31, 2003, which expire in 2020 to 2023.

The Company has established a valuation allowance against the future benefit of net operating losses and net temporary deductible differences, which may expire before being utilized.

Note 12. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the requirements of rule 15c3-1 ("The Net Capital Rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2003, the Company's aggregate indebtedness and net capital were $134,540 and $50,455, respectively, a ratio of (2.67 to 1) and net capital exceeded the minimum capital requirement of $8,970 by $41,485.